UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16001929

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section MAR 01 2016 Washington DC 414

SEC FILE NUMBER
8- 53073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMA SECURITIES, LLC
BURT MARTIN ARNOLD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2321 ROSECRANS AVENUE, SUITE 3285
(No. and Street)

EL SEGUNDO (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BURT M. ARNOLD (310) 544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BURT M. ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMA SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 22 day of February 2016 by Burt M. Arnold proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

ERIN A. ROOD
Commission # 2102088
Notary Public - California
Los Angeles County
My Comm. Expires Mar 31, 2019

[signature]
Signature

Pres.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 20 16, by Burt M. Arnold and ______________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[Signature]

ERIN A. Rood Comm.# 2102088

ERIN A. ROOD
Commission # 2102088
Notary Public - California
Los Angeles County
My Comm. Expires Mar 31, 2019

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report form X-17A-5

containing 2 pages, and dated 2-22-16

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _______

BMA SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

BMA SECURITIES, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

Members
BMA Securities, LLC

We have audited the accompanying statement of financial condition of BMA Securities, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of BMA Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMA Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of BMA Securities, LLC's financial statements. The supplemental information is the responsibility of BMA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2016

BMA SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 555,794
Receivables from broker-dealers and clearing organizations	1,832,193
Marketable securities	6,616,372
Convertible notes receivable, net	5,835
Prepaid expenses and other assets	40,295
Receivables from employees	55,769
Other receivables	1,832
Property and equipment, net	99,966
TOTAL ASSETS	**$ 9,208,056**

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 910,151
Securities sold, not yet purchased	352,168
Payables to broker-dealers and clearing organizations	244,413
Note payable	180,710
Income taxes payable	40,651
TOTAL LIABILITIES	**1,728,093**
TOTAL MEMBERS' EQUITY	**7,479,963**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 9,208,056**

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Operations
For The Year Ended December 31, 2015

REVENUES	
Management fee and advisory revenues	$ 265,068
Other trading revenues	5,609,105
Commission and floor brokerage	105,295
Total revenues	5,979,468
EXPENSES	
Employee compensation and commissions and benefits	3,999,586
Clearing fees and costs	1,109,780
Other operating expenses	1,255,143
Professional fees	460,346
Travel and entertainment	62,863
Total expenses	6,887,718
NET LOSS	(908,250)
Unrealized Gains / (Losses)	5,761,606
Income tax	(168,681)
NET INCOME	$ 4,684,675

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Members Equity
For The Year Ended December 31, 2015

	Members Capital			Total	Common Stock		Additional		Total
	Number of Units	Value	Note Receivable	Members' Equity	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2014					100,000	$ 1,000	$ 406,300	$ 170,284	$ 577,584
Capital Contribution by Shareholder							375,000		$ 375,000
Net Assets of Burt Martin Securities Inc. transferred in Accordance with Assignment and Assumption Agreement on June 30, 2015	100	952,584		952,584	(100,000)	(1,000)	(781,300)	(170,284)	$ (952,584)
Membership Interest Sold for Cash	31	600,000		600,000					
Amounts Receivable from Members		200,000	$ (200,000)	-					
Additional Member Contribution		242,704		242,704					
Conversion of Subordinated Loan to Additional Member Contribution		1,000,000		1,000,000					
Net Income	-	4,684,675	-	4,684,675	-	-	-	-	-
Balance, December 31, 2015	131	$ 7,679,963	$ (200,000)	$ 7,479,963	-	-	-	-	-

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net (loss)	$ 4,684,675
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	113,002
Changes in:	
Receivables from broker-dealers and clearing organizations	862,130
Marketable securities	(5,550,164)
Prepaid expenses and other assets	49,842
Receivables from employees	94,281
Due from members	1,347
Other receivables	(1,832)
Accounts payable and accrued expenses	541,517
Note payable	(53,620)
Securities sold, not yet purchased	(423,954)
Payables to broker-dealers and clearing organizations	(1,234,412)
Income taxes payable	(16,294)
Deferred Tax Asset	229,390
Deferred Tax Liability	(66,710)
Net cash (used in) operating activities	(770,802)
INVESTING ACTIVITIES	
Purchases and retirement of property and equipment, net	(2,294)
Net cash (used in) investing activities	(2,294)
FINANCING ACTIVITIES	
Payments to related party subordinated debt	(1,100,000)
Capital contribution	2,417,704
Net cash provided by financing activities	1,317,704
NET INCREASE IN CASH	544,608
CASH AT BEGINNING OF YEAR	11,186
CASH AT END OF YEAR	$ 555,794
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 53,234
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$ 1,100,000
Increases	-
Decreases	(1,100,000)
Subordinated borrowings at December 31, 2015	$ -

The accompanying notes are an intergral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BMA Securities, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which was formed in the state of Delaware on July 2, 2014 is based in El Segundo, California.

On June 30, 2015, the Company entered into an Assignment and Assumption Agreement whereby the Company agreed to accept the assets and assume the liabilities of Burt Martin Arnold Securities, Inc. (the "Corporation") and immediately thereafter in consideration of such Assignment issue 100% of the membership units of the Company to the Corporation's wholly owned subsidiary's, wholly owned subsidiary.

These financial statements reflect $162,681 in deferred taxes that arose from previous net operating loss carryforwards, book to tax differences in depreciation and unrealized gains of the Corporation that will not be utilized by the Company due to this transaction.

The accompanying financial statements reflect the combined operations of Burt Martin Arnold Securities, Inc. and BMA Securities, LLC for the twelve months ended December 31, 2015.

The Company's primary source of revenue is securities trading and market making. The Company also generates revenue by providing brokerage services to customers. The Company is considered an introducing broker whereby customer orders are accepted but are cleared through one or more clearing organizations, which are unaffiliated with the Company. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (K) (2) (ii).

Revenue recognition

Brokerage commissions and market making, and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables and convertible note receivable

The allowance for losses on receivables reflects management's best estimate of probable losses determined principally on the basis of historical experience. For notes receivable, the allowance for losses is determined primarily on the basis of management's best estimate of probably losses, including specific allowances for known troubled accounts. All accounts or portions thereof deemed to be uncollectible or to require excessive collection cost are written off to the allowance for losses.

Property and equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease. Total depreciation and amortization expense for the year ended December 31, 2015, was $113,002.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income (loss).

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purpose with all income tax and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided in the accompanying financial statement. Any uncertain tax position by any of the members is not an uncertain tax position of the Company.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, receivables from broker-dealers and clearing organizations, other securities, receivables from employees, accounts payable and accrued expenses, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations. Fair values are assumed to approximate carrying values for these items because they are short term in nature.

NOTE 2 – RECEIVABLES FROM AND PAYABLES BROKER-DEALERS AND CLEARING ORGANIZATIONS

At the end of 2015, the Company had fully disclosed clearing agreements with two clearing organizations: COR Clearing LLC and Industrial & Commercial Bank of China Financial Services. Each agreement states that the agent clears securities transactions for the Company's customers and also performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agents based on the number and size of transactions. The Company generally pays all costs associated with transactions executed through the clearing agents plus a fee per transaction based on the amount of business transacted during the month. Each agreement requires that the Company maintain a cash deposit with the agent. At year end, the cash deposits totaled $350,034; $99,965 deposited with COR and $250,069 deposited with ICBC. These deposits were included in receivables from broker-dealers and clearing organizations at December 31, 2015.

It is the Company's policy to continually review the performance of its clearing agents to ascertain their credit standing and financial viability. The Company may be exposed to risk if a clearing agent is unable to continue to perform under their agreement. Based upon future circumstances, the Company may add or delete one or more clearing organizations.

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivables	Payables
Receivable from clearing organizations	$ 1,571,438	$ -
Payable to clearing organizations	-	244,413
Fees and commissions receivable	260,755	-
	$ 1,832,193	$ 244,413

NOTE 3 – CONVERTIBLE NOTE RECEIVABLE

On June 30, 2014, the Company purchased a secured convertible promissory note from CorGreen Technologies with a principal amount of $92,625. Interest accrued on the note at a rate of 10% per annum and matured on December 27, 2014. The conversion price of the note is $1.00 per share. No payment was received from CorGreen Technologies as of the date of these financial statements.

NOTE 3 – CONVERTIBLE NOTE RECEIVABLE (continued)

The Company considers a note to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts in accordance with the contractual terms of the promissory note. The Company bases the measurement of convertible note receivable on the fair market value of the note's conversion. During 2014, the Company recognized an impairment expense of $86,790 resulting from nonpayment and fair value of the note's conversion.

NOTE 4 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015:

		December 31, 2015 Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities	$ 6,616,372	$ 5,930,491	$ 685,881	$ -
Convertible note receivable	$ 5,835	$ -	$ -	$ 5,835
Liabilities				
Securities sold, not yet purchased	$ (352,168)	$ (352,168)	$ -	$ -

NOTE 5 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2015:

Leasehold improvements	$	15,945
Office & computer equipment		74,642
Furniture and fixtures		109,889
		200,476
Less accumulated depreciation & amortization		(100,510)
Net property and equipment	$	99,966

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,377,439, which was $1,256,939 in excess of its required net capital of $120,500. The Company's ratio of aggregate indebtedness to the net capital was 100%.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. The future anticipated minimum lease payments are due as follows:

2016	$	130,706
2017		134,627
2018 and beyond		34,413
	$	299,746

Total rent expense for the year ended December 31, 2015, was $125,131.

Litigation and Regulatory Compliance

The Company is subject to both regulatory and legal claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of any other such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

NOTE 8 – NOTES PAYABLE

On December 5, 2014, the Company entered into an unsecured promissory note with a regulatory agency for $240,000 at a fixed rate interest of 6.25% per annum with monthly installments of $5,670 commencing on December 26, 2014. At December 31, 2015, the balance due was $180,710.

Future maturities of long-term debt are as follows at December 31, 2015:

2016	$	68,040
2017		68,040
2018		44,630
	$	180,710

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after the trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 10 – INCOME TAXES

The income tax expense for the year includes $6,000 in California LLC fees, $800 in California corporate income taxes, and $162,681 net deferred tax expense and benefits.

NOTE 11 – SUBORDINATED LOANS

Prior to the net assets being transferred to the Company from the Corporation, a $100,000 non-interest bearing subordinated loan to a stockholder in the form of an unsecured promissory note was due on or before June 30, 2015. The full amount was paid back to the stockholder as of June 30, 2015.

The Company had a $1,000,000 subordinated loan beginning October 2013 with an employee in the form of an unsecured promissory note that was due on or before October 31, 2016. That loan had an interest rate of 0.011% per annum. Two interest payments of $11,000 each were made to the employee in 2015 for the preceding two years.

As of December 11, 2015, an agreement by the employee and the Company was mutually agreed upon which was approved by FINRA for the $1,000,000 subordinated loan to be converted into members' equity. Therefore, as of December 31, 2015, the Company no longer has any outstanding subordinated loans.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company occasionally has made advances to employees. Receivables from employees totaled $54,757 as of December 31, 2015. The Company also has an advance due from member totaling $1,012 as of December 31, 2015.

The Company has paid expenses on behalf of its parents totaling $1,832 as of December 31, 2015.

A member contributed 2,000,000 shares of securities to member equity valued at $242,704 to the Company. At December 31, 2015, only 1,992,338 of those shares were remaining valued at $5,917,244.

The Company sold membership interest to a member in the form of $600,000 cash and $200,000 as a note receivable from member. The note is due and payable to Company on or before December 31, 2016. The member also converted its $1,000,000 subordinated loan into member's equity

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 26, 2016, which is the date the financial statements were available to be issued.

BMA SECURITIES, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2015

Stockholder's equity per Statement of Financial Condition		$ 7,479,963
Add:	Subordinated debt	-
Less:	Total nonallowable assets	(5,825,619)
	Undue Concentration	(122,365)
	Haircuts on marketable securities	(154,540)
Net Capital		$ 1,377,439
Aggregate indebtedness - items included in financial statements		$ 1,375,925
Basic net capital requirement		$ 120,500
Excess net capital		$ 1,256,939
Ratio aggregate indebtedness to net capital		100%

Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2015:		$ 1,505,343
Undue Concentration Adjustment		$ (1,890)
Audit adjustments:		
	Additional accrual recorded	(120,014)
	Provision for income taxes	(6,000)
Net capital as of December 31, 2015		$ 1,377,439

There was a $127,904 difference between the net capital computation shown here and the Company's unaudited Form X-17A-5 report dated December 31, 2015.

BMA SECURITIES, LLC.
Schedule II - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2015

BMA Securities, LLC. operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

BMA Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) BMA Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BMA Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) BMA Securities, LLC stated that Silver Portal Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Portal Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BMA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of BMA Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

BMA Securities, LLC

By:

Burt M. Arnold, President

February 1, 2016

BMA Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
BMA Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BMA Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating BMA Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BMA Securities, LLC's management is responsible for BMA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by BMA Securities, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21******3078*******************MIXED AADC 220
053073 FINRA DEC
BMA SECURITIES LLC
2321 ROSECRANS AVE STE 3265
EL SEGUNDO CA 90245-7901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DUDLEY MUTH 310 544 3545

2. A. General Assessment (item 2e from page 2) $ 10,302

B. Less payment made with SIPC-6 filed (exclude interest) (8,000)

7/27/2015
Date Paid

C. Less prior overpayment applied (1,000)

D. Assessment balance due or (overpayment) 1,302

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,302

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,302

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMA SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26TH day of FEBRUARY, 20 16.

SR. COUNSEL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,741,072
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	< 100,390 >
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	< 1,145,156 >
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	< 6,153,664 >
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	< 220,948 >
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	<7,620,158>
2d. SIPC Net Operating Revenues	$ 4,120,914
2e. General Assessment @ .0025	$ 10,302
	(to page 1, line 2.A.)

BMA SECURITIES

2321 Rosecrans Avenue
Suite 3285
El Segundo, CA 90245
Tel: 310-544-3545
Fax: 310-544-6626

SEC
Mail Processing
Section

MAR 01 2016

Washington DC
411

February 29, 2016

Securities and Exchange Commission
100 F Street, N E
Washington, DC 20549

BMA Securities, LLC
Audited Financial Statements FYE 12/31/2015
SEC File 8-53073

Dear Sir/Madam:

It has come to our attention that when we sent our audited financials for delivery to you today, the Report of Independent Registered Public Accounting Firm (Page 1), was inadvertently not inserted. We have now correctly inserted that report (see attached). Please note there were no other financial changes to the audited report.

Thank you for your attention in this matter.

Sincerely,

Dudley Muth
FinOp

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